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                                                                    EXHIBIT 23.3



                    [LETTERHEAD OF WWW ABC INTERACTIVE/TM/]


September 25, 1998

To Whom it May Concern:

Theglobe.com may refer to ABC Interactive in their financial documents as long as it is not in the context of theglobe.com being a client of ABC Interactive or audited by ABC Interactive.

In terms of the relationship ABC Interactive has with DoubleClick, DoubleClick has engaged ABC Interactive, effective July 1997, to provide audits of the total Ad Impressions served by the DoubleClick Network, DART, DoubleClick Direct, and all ads served on behalf of DoubleClick's International partners.

During the course of the audit, ABC Interactive examines the activity records and other data presented by DoubleClick for the period covered by the audit report. The examination is made in accordance with ABC Interactive's established audit procedures and includes such tests and other audit procedures as we consider necessary under the circumstances.

Hope this is helpful.

Sincerely,

/s/ Mark A. Wachowicz
Mark A. Wachowicz
Senior Vice President
Marketing and Sales